SERIES TRUST

ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

At a regular meeting held December 8, 2009 the Board of Trustees for the Registrant voted to approve the investment policy changes as noted below.  Supplements to the prospectus and Statement of Additional Information were filed with the Securities and Exchange Commission on December 8, 2009 pursuant to Rule 497 for:

1.        Mid Cap Equity Fund

Mid Cap Equity Fund

A. Previous Policy:  the fund maintains an average dollar-weighted maturity of 90 days or less and does not invest in securities with remaining maturities of more than 13 months.

Under normal market conditions, the fund invests at least 80% of its assets in equity securities of medium-capitalization companies (companies in the capitalization range of the Standard & Poor’s MidCap 400 Index, which was $43.8 million to $5.0 billion as of December 31, 2008).  Equity securities include common and preferred stocks and their equivalents.  The fund will primarily invest in securities of U.S. companies.

Amended and Restated Policy.  The Board of Trustees of John Hancock Series Trust, of which the fund is a series, voted to approve a change in the definition of “medium-capitalization companies” to reflect the use of a new benchmark index by the fund.  The definition of “medium-capitalization companies” is currently a part of the fund’s investment policy.  Accordingly, effective as of February 8, 2010, the first full paragraph in the section of the Prospectus entitled “Fund summary section - Goal and strategy” will be deleted and replaced with the following:

Under normal market conditions, the fund invests at least 80% of its assets in equity securities of medium-capitalization companies.  The fund considers medium-capitalization companies to be those companies in the capitalization range of the Russell Mid Cap Growth Index, which was $282.3 million to $15.8 billion as of October 31, 2009.  Equity securities include common and preferred stocks and their equivalents.  The fund will primarily invest in securities of U.S. companies.